Filed by CSLM Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Acquisition Corp.

Commission File No.: 001-41219

Date: January 23, 2024

On January 23, 2024, Sameer Maskey, Chief Executive Officer of Fusemachines, Inc. (the “Company”) which is party to a Merger Agreement, dated as of January 22, 2024, with CSLM Acquisition Corp., among other parties, through his communications to the Company and his social media accounts, shared the following posts on Instagram, Facebook, LinkedIn, Twitter, and Truth Social.

1.	CEO Letter to All Employees (Corresponding PDF: attached)

Date: Jan 23, 2023

Jan 23, 2023

Dear Fusemachines Family,

The moment we have all been waiting for is finally here!

I am so pleased to share that Fusemachines Inc. is planning to be publicly traded soon when we complete a business combination with a special purpose acquisition company. Not only that, we expect to be listed on NASDAQ – one of the most coveted stock exchanges in the world! For a company that has been carrying the torch of Democratizing AI – since the time when AI was just a novelty – to be making history by being the first-ever company of Nepalese origin to be listed on NASDAQ will be nothing short of surreal.

So, congratulations to each and every one of you who has been part of this 11-year journey with us. Your dedication and drive has always been the guiding force for me and the leadership team. Without your hard work, patience, and innovative thinking, this momentous milestone wouldn’t have been possible.

Now, what’s next from here?

As you know, for the past several months, Fusemachines’ leadership team has been laying the foundations to ensure we are on track to deliver best-in-class AI solutions, develop products that will shape the future of enterprise AI, and training programs that will yield an elite pool of data and AI talent.

With our plans to become a publicly traded company, it becomes more critical than ever to stay laser focused on the goals because becoming a public company comes with more than just pride and enthusiasm. It comes with the responsibility of constantly delivering to an even bigger pool of stakeholders. Once we become public, we’ll have the eyes of the world on us and performance across the board will be key. Everything from our financial performance to corporate governance will be of interest to our stakeholders. Meeting every single target and checking off every single OKR will be imperative. This will be particularly true for the months leading up to the actual NASDAQ listing, which we expect to occur in or around the second quarter of this year.

Becoming public also means that we will have access to additional sources of capital and we want to be able to leverage that for explosive yet strategic growth and expansion. Our evolution will not only be in size but also in what we have to offer to the market. As I mentioned in the recent Townhall, we are emerging as an Enterprise AI Products and Solutions company. This means everyone’s collective efforts will be needed to turn our dreams of AI Studio, AI Engines, and a stellar team of domain and industry experts into hard reality.

Needless to say, during this growth stage, we cannot lose sight of our culture of camaraderie and the spirit of Democratizing AI. As we expand to new markets, we will continue to stay true to the fabric of our mission and values and continue our AI Education program in underserved communities around the world, especially in Nepal.

On the individual front, we want to ensure that you continue to take pride in your performance. For this, we will have your reviews and imminent appraisals directly linked to your performance. Additionally, as you know, depending on your years of engagement with Fusemachines, we have handed out stock options to some employees. Regarding how the public listing affects your specific shares, the finance and HR teams will be hosting short sessions for those interested over the next few days. Stay tuned!

For now, it’s a moment of joy and celebration. So, please feel free to step away from your laptops to take in this victorious moment. Share our great news with your friends and family, and continue to take pride in yourselves and in the organization, today and always. Then, let’s gear up for what will be two of the most important quarters in the history of Fusemachines.

Once again, many congratulations to all of us!

Best,

Founder & CEO, Sameer Maskey, PhD

IMPORTANT NOTE: If anyone of you is contacted by external parties, especially the media, wanting to learn more about today’s announcement, please direct them to the PR team at pr@fusemachines.com. Please follow the communications guidelines provided by HR in their email.

Additional Information and Where to Find It

In connection with the Proposed Business Combination with Fusemachines, CSLM intends to file with the SEC a Registration Statement on Form S-4, which will include a proxy statement to be sent to CSLM stockholders and a prospectus for the registration of CSLM securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). A full description of the terms of the Proposed Business Combination will be provided in the Registration Statement. CSLM urges investors, stockholders and other interested persons to read, when available, the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about CSLM, Fusemachines and the Proposed Business Combination. If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of CSLM as of a record date to be established for voting on the Proposed Business Combination. Stockholders and other interested persons will also be able to obtain a copy of the Registration Statement, without charge, by directing a request to: CSLM Acquisition Corp., 2400 E. Commercial Boulevard, Suite 900, Ft. Lauderdale, FL 33308. The preliminary and definitive proxy statement/prospectus, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

No Offer or Solicitation

This employee communication shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the Proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This employee communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Fusemachines and CSLM and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination described herein under the rules of the SEC. Information about the directors and executive officers of CSLM and a description of their interests in CSLM and the Proposed Business Combination are set forth in CSLM’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and which can be obtained free of charge from the sources indicated above. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CSLM’s stockholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that CSLM intends to file with the SEC. You may obtain free copies of these documents as described above.

Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking.

In addition to factors previously disclosed in CSLM’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

(1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Proposed Business Combination and the projected future financial performance of Fusemachines following the Proposed Business Combination; (3) changes in the market for Fusemachines’ services and technology, expansion plans and opportunities; (4) the sources and uses of cash in connection with the Proposed Business Combination; (5) the anticipated capitalization and enterprise value of the combined company following the consummation of the Proposed Business Combination; (6) the projected technological developments of Fusemachines; (7) current and future potential commercial and customer relationships; (8) the ability to operate efficiently at scale; (9) anticipated investments in capital resources and research and development, and the effect of these investments; (10) the ability of the combined company to issue equity or equity-linked securities in the future; (11) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (12) the outcome of any legal proceedings that may be instituted against Fusemachines or CSLM following announcement of the Proposed Business Combination and the transactions contemplated thereby; (13) the inability to complete the Proposed Business Combination due to, among other things, the failure to obtain CSLM stockholder approval on the expected terms and schedule as well as the risk that regulatory approvals required for the Proposed Business Combination are not obtained or are obtained subject to conditions that are not anticipated; (14) the risk that the Proposed Business Combination or another business combination may not be completed by CSLM’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (15) unexpected costs related to the Proposed Business Combination; (16) limited liquidity and trading of CSLM’s securities; (17) geopolitical risk and changes in applicable laws or regulations; (18) the possibility that CSLM and/or Fusemachines be adversely affected by other economic, business, and/or competitive factors; (19) the inability to obtain or maintain the listing of the combined company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; and (20) expectations related to the terms and timing of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CSLM’s and Fusemachines’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CSLM and Fusemachines. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors’’ and “Cautionary Note Regarding Forward-Looking Statements’’ in CSLM’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023 and in CSLM’s IPO prospectus, filed with the SEC on January 6, 2022, and in the Registration Statement and the other documents that CSLM has filed, or will file, with the SEC relating to the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither CSLM nor Fusemachines presently know or that CSLM and Fusemachines currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect CSLM’s and Fusemachines’ expectations, plans or forecasts of future events and views as of the date of this communication. CSLM and Fusemachines anticipate that subsequent events and developments will cause CSLM’s and Fusemachines’ assessments to change. However, while CSLM and Fusemachines may elect to update these forward-looking statements at some point in the future, CSLM and Fusemachines specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CSLM’s and Fusemachines’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

2.	Fusemachines LinkedIn Post

Date: Jan 23, 2024, 10:20am EST

3. Fusemachines Facebook Post

Date: Jan 23, 2024, 11:05 AM EST

4. Fusemachines X Post

Date: Jan 23, 2024, 11:30 EST

5. CEO LinkedIn Post:

Date: Jan 23, 2024, 09:55 EST

6. CEO Facebook Post:

Date: Jan 23, 2024, 10:25 am EST

7. CEO X Post:

Date: Jan 23, 2024,11am EST

On January 23, 2024, Parag Shrestha, Head of Strategy, and Anish Joshi, Head of Technology, of Fusemachines, Inc. (the “Company”) which is party to a Merger Agreement, dated as of January 22, 2024, with CSLM Acquisition Corp., among other parties, through his communications to the Company and his social media accounts, shared the following posts on Facebook and LinkedIn.

8. Head of Strategy, LinkedIn Post

Date: Jan 23, 2024,10:30 am EST

Parag Shrestha
Head of Strategy & Managing Director - South Asia at Fusemachines

Followers 1,530

Message

All activity

Posts | Comments | Articles | Reactions

Parag Shrestha • 1st
Head of Strategy & Managing Director - South Asia at Fusemac...
35m •

It gives me immense pleasure to share that Fusemachines is set to go public on NASDAQ through a business combination with CSLM Acquisition Corp. As we scale to greater heights and solve the world's complex AI problems - we are proud to take Nepal's contribution to the world and have everyone take notice.

When I joined Fusemachines a few years ago, the company was already gearing up for scale and growth. Our business strategy and every single milestone since then has been carefully devised with the intent to capitalize on the AI adoption momentum through a suite of best-in-class AI products and solutions and a pool of dependable AI talent.

Parag Shrestha
Head of Strategy & Managing Director - South Asia at Fusemachines

Followers 1,530

Message

and solutions and a pool of dependable AI talent.

Now, with this exciting business combination with CSLM, we find ourselves even more confident and ready to pursue accelerated growth and expansion possibilities. But more importantly, we find our mission to Democratize AI and innovate in the space to deliver transformative AI innovations strengthened and solidified.

AI Startup Fusemachines Strikes SPAC Deal to List on Nasdaq
bloomberg.com • 1 min read

9. Head of Technology, LinkedIn Post

Date: Jan 23, 2024,10:20 am EST

Anish Joshi • You
Head of Technology at Fusemachines
now •

Exciting times here at Fusemachines! We just announced that we are set to go public on NASDAQ through a business combination with CSLM Acquisition Corp.

For someone who has been with the team since the very start, I know how much weight this milestone carries. It's an understatement to say that a lot of sweat and tears have gone into growing Fusemachines from under a team of ten to over 400 global employees. It's been nothing short of rewarding for all of us who have been part of Fusemachines' growth journey and we feel prepared for the days ahead of us.

Our mission to Democratize AI and our commitment to leading businesses through their AI transformation journey remains stronger than ever. I am certain that we'll continue to deliver innovation at its best as we embark on this exciting path of going public.

Fusemachines Inc. to List on NASDAQ Through Business Combination with CSLM Acquisition Corp.

nasdaq.com • 10 min read

Like Comment Repost Send

10. Head of Technology, Facebook Post

Date: Jan 23, 2024,10:30 am EST

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with a proposed business combination (the “Proposed Business Combination”) between CSLM Acquisition Corp. (“CSLM”) and Fusemachines, Inc. (“Fusemachines”), CSLM intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement to be sent to CSLM stockholders and a prospectus for the registration of CSLM securities (as amended from time to time, the “Registration Statement”). A full description of the terms of the Proposed Business Combination is expected to be provided in the Registration Statement. CSLM urges investors, stockholders and other interested persons to read, when available, the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about CSLM, Fusemachines and the Proposed Business Combination. If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of CSLM as of a record date to be established for voting on the Proposed Business Combination. Stockholders and other interested persons will also be able to obtain a copy of the proxy statement, without charge, by directing a request to CSLM at CSLM Acquisition Corp., 2400 E. Commercial Boulevard, Suite 900, Ft. Lauderdale, FL 33308. The preliminary and definitive proxy statement/prospectus, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. In addition to factors previously disclosed in CSLM’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Proposed Business Combination and the projected future financial performance of Fusemachines following the Proposed Business Combination; (3) changes in the market for Fusemachines’ services and technology, expansion plans and opportunities; (4) the sources and uses of cash in connection with the Proposed Business Combination; (5) the anticipated capitalization and enterprise value of the combined company following the consummation of the Proposed Business Combination; (6) the projected technological developments of Fusemachines; (7) current and future potential commercial and customer relationships; (8) the ability to operate efficiently at scale; (9) anticipated investments in capital resources and research and development, and the effect of these investments; (10) the ability of the combined company to issue equity or equity-linked securities in the future; (11) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (12) the outcome of any legal proceedings that may be instituted against Fusemachines or CSLM following announcement of the Proposed Business Combination and the transactions contemplated thereby; (13) the inability to complete the Proposed Business Combination due to, among other things, the failure to obtain CSLM stockholder approval on the expected terms and schedule as well as the risk that regulatory approvals required for the Proposed Business Combination are not obtained or are obtained subject to conditions that are not anticipated; (14) the risk that the Proposed Business Combination or another business combination may not be completed by CSLM’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (15) unexpected costs related to the Proposed Business Combination; (16) limited liquidity and trading of CSLM’s securities; (17) geopolitical risk and changes in applicable laws or regulations; (18) the possibility that CSLM and/or Fusemachines be adversely affected by other economic, business, and/or competitive factors; (19) the inability to obtain or maintain the listing of the combined company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; and (20) expectations related to the terms and timing of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of CSLM’s and Fusemachines’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CSLM and Fusemachines. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors’’ and “Cautionary Note Regarding Forward-Looking Statements’’ in CSLM’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023 and in CSLM’s IPO prospectus, filed with the SEC on January 6, 2022, and in the Registration Statement and the other documents that CSLM has filed, or will file, with the SEC relating to the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither CSLM nor Fusemachines presently know or that CSLM and Fusemachines currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect CSLM’s and Fusemachines’ expectations, plans or forecasts of future events and views as of the date of this press release. CSLM and Fusemachines anticipate that subsequent events and developments will cause CSLM’s and Fusemachines’ assessments to change. However, while CSLM and Fusemachines may elect to update these forward-looking statements at some point in the future, CSLM and Fusemachines specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CSLM’s and Fusemachines’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the Proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Fusemachines and CSLM and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination described herein under the rules of the SEC. Information about the directors and executive officers of CSLM and a description of their interests in CSLM and the Proposed Business Combination are set forth in CSLM’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and which can be obtained free of charge from the sources indicated above. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CSLM’s stockholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that CSLM intends to file with the SEC. You may obtain free copies of these documents as described above.